The Capital Group Companies, Inc. 333 South Hope Street Los Angeles, California 90071-1406

January 8, 2025

Soo Im-Tang

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549-3628

Re: Capital Group U.S. Small and Mid Cap ETF (“US SMID”)

          Initial Registration Statement on Form N-1A

          File Nos. 333-281924, 811-24000

Dear Ms. Im-Tang:

In response to your comments provided on December 10, 2024 to the Pre-Effective Amendment No. 1 to the registration statement on Form N-1A (the “Registration Statement”) of Capital Group Equity ETF Trust I, which includes as its sole series, US SMID (the “Fund”), we hereby file Pre-Effective Amendment No. 2 to the Registration Statement under the Investment Company Act of 1940 (the “1940 Act”) (such amendment, the “Amendment”) pursuant to Rule 472 of the 1933 Act. We appreciate your prompt response to the filing.

Our responses to your comments are set forth below.

General

1.	Section 2.11(a) of the Declaration of Trust states that no shareholder of a series or a class may maintain a derivative action on behalf of the trust with respect to such series or class unless holders of at least twenty percent (20%) of the outstanding shares of such series or class join in the bringing of such action. Section 2.11(b) of the Declaration of Trust states that the trustees may require shareholders making a pre-suit demand to reimburse the trust for the expense of any advisers the trustees retain to investigate the demand in the event that the trustees determine not to bring an action. Please disclose in an appropriate location in the prospectus these provisions and that these provisions do not apply to claims arising under federal securities laws.

Response: Please refer to the heading “Derivative actions” in the section entitled “Shareholder information” in the prospectus, which includes the following disclosure:

Derivative actions The trust’s declaration of trust provides a process for the bringing of derivative actions by shareholders. Except for claims under federal securities laws, no shareholder may maintain a derivative action on behalf of the fund unless holders of at least 20% of the outstanding shares of the fund join in bringing such action. Prior to bringing a derivative action, a demand by the complaining shareholder must first be made on the trustees. Following receipt of the demand, the trustees must be afforded a reasonable amount of time to consider and investigate the demand. The trustees will be entitled to retain counsel or other advisers in considering the merits of the request and, except for claims under federal securities laws, the trustees may require an undertaking by the shareholders making such request to reimburse the fund for the expense of any such advisers in the event that the trustees determine not to bring such action.

We believe the existing disclosure is responsive to the comment.

Prospectus

Principal Investment Strategies, Page 1

2.	The information for the market capitalization of the largest companies included in the Russell 2500 Index and the Russell Midcap Index is as of July 1, 2024. Please provide the information for the market capitalization of the largest companies included in such indices as of a more recent date.

Response: The Russell indices are reconstituted annually in June. Accordingly, the information for the market capitalization of the largest companies is accurate as of the proposed effective date of the Registration Statement.

Thank you for your consideration of our responses to your comments. If you have any questions, please do not hesitate to contact us.

Sincerely,

/s/ Joshua R. Diggs

Joshua R. Diggs

Counsel
(213) 615-0047
josh.diggs@capgroup.com